UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT

NACCO Industries, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	1-9172	34-1505819
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

5875 Landerbrook Drive, Suite 220, Cleveland, Ohio		44124-4069
(Address of Principal Executive Offices)		(Zip Code)

Elizabeth Loveman (440) 229-5151
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure
Item 1.01 and 1.02 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
The Conflict Minerals Report for the calendar year ended December 31, 2016 filed herewith as Exhibit 1.01 hereto, is publicly available at http://www.hamiltonbeach.com/social-accountability-policy.html.

Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of the Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NACCO Industries, Inc. (Registrant)
Date:	May 26, 2017	/s/ Elizabeth I. Loveman
Elizabeth I. Loveman
Vice President and Controller